UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mark L. Whitehouse
   15501 North Dial Boulevard
Suite 2212
   AZ, Scottsdale 85260
2. Issuer Name and Ticker or Trading Symbol
   The Dial Corporation (DL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/9/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President-Innovation & Air Fresheners
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
The Dial Corporation|      |      |    | |                  |   |           |763                |D     |                           |
 Common Stock       |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|      |      |I   |V|8.482             |A  |           |4464.934 1         |I     |401(k) Savings Plan        |
 Common Stock (401(K|      |      |    | |                  |   |           |                   |      |                           |
) Stock Holdings)   |      |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Options - Rig|14.8438 |       |      |    | |           |   |2    |03/01|The Dial Cor|       |       |26000       |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|12.6563 |       |      |    | |           |   |2    |08/02|The Dial Cor|       |       |20000       |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|11.1531 |       |      |    | |           |   |3    |08/17|The Dial Cor|       |       |1031        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2004|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|11.9108 |       |      |    | |           |   |3    |08/16|The Dial Cor|       |       |4124        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2005|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|12.8750 |       |      |    | |           |   |4    |09/24|The Dial Cor|       |       |13625       |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2006|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|15.6300 |       |      |    | |           |   |4    |06/30|The Dial Cor|       |       |3334        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2007|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|29.7188 |       |      |    | |           |   |5    |08/04|The Dial Cor|       |       |20000       |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2009|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|24.2200 |       |      |    | |           |   |5    |12/31|The Dial Cor|       |       |3500        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2009|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options-Right|13.4688 |       |      |    | |           |   |2    |01/25|The Dial Cor|       |       |100000      |D  |            |
 To Buy      |        |       |      |    | |           |   |     |/2011|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |       |      |    | |           |   |     |     |The Dial Cor|       |       |548.4778888 |D  |            |
 Units       |        |       |      |    | |           |   |     |     |poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |       |      |A   | |18.680049  |A  |6    |     |The Dial Cor|18.68  |       |3587.7189842|D  |            |
 Units       |        |       |      |    | |           |   |     |     |poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Between October 1, 2002 and January 8, 2003, the reporting person acquired 8. 48 shares of The Dial Corporation Common Stock under The Dial Corporation
401(k) Savings Plan.
2. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All op tions vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash i
3. Granted pursuant to the 1996 Stock Incentive Plan. The Corporation may permit a participant exercising an option to surrender stock to which participant is entitled as a result of such exercise to satisfy a tax withholding requirement. 50% of the opt ions are exercisable one year after grant and 100% exercisable two years after grant.
4. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 33% over the grant price, 1/3 after the stock price increases 66 2/3%, and the final 1/3 after the stock price doubles with no vesting in less than 12 months. All options vest in the event of a change in control or 5 years from the date of grant. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the sto ock granted under the stock option.
5. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 20% over grant price, but only if 1 year has passed since grant date; 1/3 after the stock price increases 40%, but only if 2 years have passed since gra nt date; and the final 1/3 after the stock price increases 60%, but only if 3 years have passed since grant date. All options vest in the event of a change in control or 5 years from the grant date. Each option contains a Change in Control Cash-Out whereb exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.
6. Between October 16, 2002 and January 9, 2003, the reporting person acquired
18.68 phantom stock units at a price of $20.43 as a result of the salary deferral paid under the Corporation's Management Deferred Compensation Plan. SIGNATURE OF REPORTING PERSON
Mark L. Whitehouse
/s/ Dianne B. Stoehr  Attorney-In-Fact